July 22, 2010
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel
Re:	Lions Gate Entertainment Corp. Form 10-K for the fiscal year ended March 31, 2010 Filed June 1, 2010

File No. 001-14880
Ladies and Gentlemen:
     We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” the “Company,” “we,” “us” or “our”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “10-K”) contained in your letter dated July 9, 2010. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response. Along with its EDGAR-filed copy, Lions Gate is concurrently delivering a courtesy hard copy of its response to the Commission.
Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 46
Comment 1: We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise your disclosures in future filings accordingly.

Lions Gate Entertainment Corp. File No. 001-14880
Response: We agree that our critical accounting polices include a summary of our significant accounting polices, however we note that they also include additional information on the sensitivity aspects of our critical accounting polices in several places including the lead in paragraph and within the critical accounting policy description where the estimates are the most sensitive. However, in response to your comment and in an effort to further enhance our discussion of these policies we have revised these disclosures to provide more focus on the sensitive estimates within these polices. The following reflects our anticipated revisions (original policies marked for the changes) to our critical accounting polices we propose to include in future filings.
CRITICAL ACCOUNTING POLICIES
     The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. As described more fully below, these estimates bear the risk of change due to the inherent uncertainty attached to the estimate. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. For example, accounting for films and television programs requires us to estimate future revenue and expense amounts which, due to the inherent uncertainties involved in making such estimates, are likely to differ to some extent from actual results. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 to our audited consolidated financial statements.
     ~~Generally Accepted Accounting Principles (“GAAP”). Our consolidated financial statements have been prepared in accordance with U.S. GAAP.~~
     Accounting for Films and Television Programs. We capitalize costs of production and acquisition, including financing costs and production overhead, to investment in films and television programs. These costs for an individual film or television program are amortized and participation and residual costs are accrued to direct operating expenses in the proportion that current year’s revenues bear to management’s estimates of the ultimate revenue at the beginning of the year expected to be recognized from exploitation, exhibition or sale of such film or television program over a period not to exceed ten years from the date of initial release. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed 20 years from the date of acquisition.
     Due to the inherent uncertainties involved in making such estimates of ultimate revenues and expenses, these estimates have differed in the past from actual results and are likely to differ to some extent in the future from actual results. In addition, in the normal course of our business, some films and titles are more successful than anticipated and some are less

Lions Gate Entertainment Corp. File No. 001-14880
successful than anticipated. The Company’s management regularly reviews and revises when necessary its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or write-downs of all or a portion of the unamortized costs of the film or television program to its estimated fair value. The Company’s management estimates the ultimate revenue based on experience with similar titles or title genre, the general public appeal of the cast, actual performance (when available) at the box office or in markets currently being exploited, and other factors such as the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, general economic conditions and other tangible and intangible factors, many of which we do not control and which may change.
     ~~In the normal course of our business, some films and titles are more successful than anticipated and some are less successful. Accordingly, we update our estimates of ultimate revenue and participation costs based upon the actual results achieved or new information as to anticipated revenue performance such as (for home entertainment revenues) initial orders and demand from retail stores when it becomes available.~~ An increase in the estimate of ultimate revenue will generally result in a lower amortization rate and therefore less film and television program amortization expense while a decrease in the estimate of ultimate revenue will generally result in a higher amortization rate and therefore higher film and television program amortization expense and also periodically results in an impairment requiring a write-down of the film cost to the title’s fair value. These write-downs are included in amortization expense within direct operating expenses in our consolidated statements of operations.
     Revenue Recognition. Revenue from the theatrical release of feature films is recognized at the time of exhibition based on our participation in box office receipts. Revenue from the sale of DVDs/Blu-ray discs in the retail market, net of an allowance for estimated returns and other allowances, is recognized on the later of receipt by the customer or “street date” (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when we are entitled to receipts and such receipts are determinable. Revenues from television licensing are recognized when the feature film or television program is available to the licensee for telecast. For television licenses that include separate availability “windows” during the license period, revenue is allocated over the “windows.” Revenues from sales to international territories are recognized when access to the feature film or television program has been granted or delivery has occurred, as required under the sales contract, and the right to exploit the feature film or television program has commenced. For multiple media rights contracts with a fee for a single film or television program where the contract provides for media holdbacks (defined as contractual media release restrictions), the fee is allocated to the various media based on our assessment of the relative fair value of the rights to exploit each media and is recognized as each holdback is released. For multiple-title contracts with a fee, the fee is allocated on a title-by-title basis, based on our assessment of the relative fair value of each title. The primary estimate requiring the most subjectivity and judgment involving revenue recognition is the estimate of sales returns associated with our revenue from the sale of DVD’s/Blu-ray discs in the retail market which is discussed separately below under the caption “Reserves”.

Lions Gate Entertainment Corp. File No. 001-14880
     Distribution revenue from the distribution of TV Guide Network programming (distributors generally pay a per subscriber fee for the right to distribute programming) is recognized in the month the services are provided.
     Advertising revenue is recognized when the advertising spot is broadcast or displayed online. Advertising revenue is recorded net of agency commissions and discounts.
     ~~Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met. Long-term, non-interest bearing receivables are discounted to present value.~~
     Reserves. Sales Returns: Revenues are recorded net of estimated returns and other allowances. We estimate reserves for DVD/Blu-ray returns based on previous returns experience, point-of-sale data available from certain retailers, current economic trends, and projected future sales of the title to the consumer based on the actual performance of similar titles ~~and our estimated expected future returns related to current period sales~~on a title-by-title basis in each of the DVD/Blu-ray businesses. Factors affecting actual returns include, among other factors, limited retail shelf space at various times of the year, success of advertising or other sales promotions, and the near term release of competing titles. We believe that our estimates have been materially accurate in the past; however, due to the judgment involved in establishing reserves, we may have adjustments to our historical estimates in the future. Our estimate of future returns affects reported revenue and operating income. If we underestimate the impact of future returns in a particular period, then we may record less revenue in later periods when returns exceed the estimated amounts. If we overestimate the impact of future returns in a particular period, then we may record additional revenue in later periods when returns are less than estimated. An incremental change of 1% in our estimated sales returns rate (i.e., provisions for returns divided by gross sales of related product) for home entertainment products would have had an approximately $8.3 million impact on our total revenue in 2010.
     Provisions for Accounts Receivable: We estimate provisions for accounts receivable based on historical experience and relevant facts and information regarding the collectability of the accounts receivable. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. The financial condition of a given customer and its ability to pay may change over time or could be better or worse than anticipated and could result in an increase or decrease to our allowance for doubtful accounts, which, when the impact of such change is material, is disclosed in our discussion on direct operating expenses elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     Income Taxes. We are subject to federal and state income taxes in the U.S., and in several foreign jurisdictions. We record deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. We recognize a future tax benefit to the extent that realization of such benefit is more likely than not or a valuation allowance is applied. In order to realize the benefit of our deferred tax assets we will need to

Lions Gate Entertainment Corp. File No. 001-14880
generate sufficient taxable income in the future. Because of our historical operating losses, we have provided a full valuation allowance against our net deferred tax assets. However, the assessment as to whether there will be sufficient taxable income to realize our net deferred tax assets is an estimate which could change in the future depending primarily upon the actual performance of our Company. When we have a history of profitable operations sufficient to demonstrate that it is more likely than not that our deferred tax assets will be realized, the valuation allowance or a portion of the valuation allowance will be reversed and reflected as a benefit in the income tax provision. After that we will be required to continually evaluate the more likely than not assessment that our net deferred tax assets will be realized and if operating results deteriorate we may need to reestablish all or a portion of the valuation allowance through a charge to our income tax provision. ~~However, this assessment of our planned use of our deferred tax assets is an assets is an estimate which could change in the future depending upon the generation of taxable income in amounts sufficient to realize our deferred tax assets.~~
     Goodwill. Goodwill is reviewed annually for impairment within each fiscal year or between the annual tests if an event occurs or circumstances change that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. We perform our annual impairment test as of January 1 in each fiscal year. We performed our last annual impairment test on our goodwill as of January 1, 2010. No goodwill impairment was identified in any of our reporting units. Determining the fair value of reporting units requires various assumptions and estimates. The estimates of fair value include consideration of the future projected operating results and cash flows of the reporting unit. Such projections could be different than actual results. Should actual results be significantly less than estimates, the value of our goodwill could be impaired in the future.
     Subordinated notes. We account for our subordinated notes by separating the ~~for~~  liability and equity components. The liability component is recorded at the date of issuance based on its fair value which is generally determined in a manner that will reflect ~~by estimating the value necessary that results in a manner that will reflect~~ an interest cost equal to our ~~the our~~ nonconvertible debt borrowing rate ~~on~~  at the subordinated notes issuance date. ~~when interest cost is recognized. Accordingly, a~~ The amount of the proceeds less the amount recorded as the liability component ~~portion of the proceeds received is recorded as a liability and a portion~~  is recorded as an addition to shareholders’ equity reflecting the equity component (i.e., conversion feature). The difference between the principal amount and the amount recorded as the liability component represents the debt discount. The carrying amount of the liability is accreted up to the principal amount through the amortization of the discount, using the effective interest method, to interest expense over the expected life of the note. The determination of the fair value of the liability component is an estimate dependent on a number of factors including estimates of market rates for similar non convertible debt instruments at the date of issuance. A higher value attributable to the liability component results in a lower value attributed to the equity component and therefore a smaller discount amount and lower interest cost as a result of amortization of the smaller discount. A lower value attributable to the liability component results in a higher value attributed to the equity component and therefore a larger discount amount and higher interest cost as a result of amortization of the larger discount. ~~Although, different assumptions would produce different results we believe that market data and valuation methodologies employed generally present materially consistent results.~~

Lions Gate Entertainment Corp. File No. 001-14880
     Business Acquisitions. The Company accounts for its business acquisitions as a purchase, whereby the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value. The excess of the purchase price over estimated fair value of the net identifiable assets is allocated to goodwill. Determining the fair value of assets and liabilities requires various assumptions and estimates. These estimates and assumptions are refined with adjustments recorded to goodwill as information is gathered and final appraisals are completed over a one-year allocation period. The changes in these estimates or different assumptions used in determining these estimates could impact the amount of assets, including goodwill and liabilities, ultimately recorded in our balance sheet and could impact our operating results subsequent to such acquisition. We believe that our assumptions and estimates have been materially accurate in the past.
Net Loss, page 61
Comment 2: We note from the discussion on page 61 of MD&A that net loss attributable to noncontrolling interest for the year ended March 31, 2010 was $8.7 million compared to nil for the fiscal year ended March 31, 2009. Please revise MD&A in future filings to explain the facts or circumstances responsible for the increase in the loss attributable to the noncontrolling interest during the year ended March 31, 2010.
     Response: The increase in the net loss attributable to noncontrolling interest for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 was due to the sale of 49% interest in TV Guide Network on May 28, 2009 which created the noncontrolling interest in fiscal 2010, therefore, during the fiscal year ended March 31, 2009 there was no such noncontrolling interest. With the deconsolidation of TV Guide in the current year and the retrospective application of such deconsolidation there will no longer be a change in noncontrolling interest.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 79
Comment 3: We note from the discussion in Item 7A that the company has exposure to cash flow risk due to changes in market interest rates related to your interest-bearing debt, production loans and subordinated notes and other financing obligations. Even though we note that you disclose the additional increase in interest expense resulting from a quarter point increase in rates in Risk Factors on page 25, please revise the Company’s disclosure regarding Quantitative and Qualitative disclosures about Market Risk in future filings to include the quantitative disclosures required about interest rate risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Lions Gate Entertainment Corp. File No. 001-14880
Response: We will revise our table included in the Quantitative and Qualitative disclosure about Market Risk section of our 10K to conform to the suggested format in Item 305(a)(1) of Regulation S-K in future filings beginning with our Form 10-Q for the quarter ended June 30, 2010. In addition, we will include the sensitivity disclosure in our risk factors within this section as well. The following reflects our revised table and disclosure.
     The following table presents the Company’s financial instruments that are sensitive to changes in interest rates. The table also presents the cash flows of the principal amounts of the financial instruments with the related weighted-average interest rates by expected maturity dates and the fair value of the instrument as of March 31, 2010:

	Year Ended March 31,
								Fair Value
								March 31,
	2011	2012	2013	2014	2015	Thereafter	Total	2010
			(US$ in thousands, principal amounts)
Variable Rates:
Senior Revolving Credit Facility	$—	$—	$—	$17,000	$—	$—	17,000	17,000
Average Interest Rate	—	—	—	2.75%	—	—
Production Loans:
Individual production loans	134,045	8,964	—	—	—	—	143,009	143,009
Average Interest Rate	3.66%	3.48%	—	—	—	—
Film Credit Facility	30,764	4,971	—	—	—	—	35,735	35,735
Average Interest Rate	3.50%	3.50%	—	—	—	—
Fixed Rates:
Production Loans:
Pennsylvania Regional Center production loans	—	—	—	65,746	—	—	65,746	63,306
Average Interest Rate	—	—	—	1.50%	—	—
Subordinated Notes:
October 2004 2.9375% Notes	—	110,035	—	—	—	—	110,035	105,865
Average Interest Rate	—	2.94%	—	—	—	—
February 2005 3.625% Notes	—	59,479	—	—	—	—	59,479	54,715
Average Interest Rate	—	3.63%	—	—	—	—
April 2009 3.625% Notes	—	—	—	—	66,581	—	66,581	49,542
Average Interest Rate	—	—	—	—	3.63%	—
Other Financing Obligations	883	944	4,726	1,078	1,151	6,108	14,890	14,890
Average Interest Rate	6.65%	6.65%	6.65%	6.65%	6.65%	6.65%
Senior Secured Second Priority Notes	—	—	—	—	—	236,000	236,000	258,129
Average Interest Rate	—	—	—	—	—	10.25%

	$165,692	$184,393	$4,726	$83,824	$67,732	$242,108	$748,475	$742,191

     Certain of the Company’s borrowings primarily borrowings under its senior revolving credit facility, certain production loans and the Film Credit Facility, are, and are expected to continue to be, at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and its net income would decrease. The applicable margin with respect to loans under the senior revolving credit facility is a percentage per annum equal to 2.50% plus an adjusted rate based on LIBOR. The applicable margin with respect to loans under the Film Credit Facility is a percentage per annum equal to 3.25% over the “LIBO” rate (as defined in the credit agreement). Assuming the senior revolving credit facility and the Film Credit Facility are fully drawn, based on the applicable LIBOR in effect as of March 31, 2010, each quarter point change in interest rates would result in a $0.9 million change in annual interest expense on the senior revolving credit facility and $0.3 million change in annual interest expense on the Film Credit Facility. The variable interest production loans incur interest at rates ranging from approximately 1.98% to 4.00% and applicable margins ranging from 1.5% over an adjusted rate based on LIBOR to 3.25% over LIBOR. A quarter point increase of the interest rates on the outstanding principal amount of our variable rate production loans would result in $0.4 million in additional costs capitalized to the respective film or television asset.

Lions Gate Entertainment Corp. File No. 001-14880
Note 2. Significant Accounting Policies,
(v) Recent Accounting Pronouncements, page F-13
Comment 4: We note from your disclosure, that the Company will adopt new accounting guidance relative to variable interest entities effective beginning in fiscal 2011, as a result of the Company’s review and its current business and ownership structure of the TV Guide Network, the Company will no longer be required to consolidate the TV Guide Network effective April 1, 2010. Please explain to us and expand your disclosures in the notes to the Company’s financial statements in future filings to explain in further detail why the Company will no longer be required to consolidate this entity under the new accounting guidance for variable interest entities. We may have further comment upon review of your response.
Response: We will no longer be required to consolidate TV Guide Network because of the shared power provisions of ASC Paragraph 810-10-25-38D. ASC Paragraph 810-10-25-38D indicates that when the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is, in fact, shared among multiple unrelated parties then no party is the primary beneficiary. Although we own 51% and OEP owns 49% of TV Guide Network, the power to direct the activities that most significantly impact the economic performance of TV Guide Network are held by the board of managers pursuant to the operating agreement of TV Guide Entertainment Group LLC. The provisions of the operating agreement and board powers are designed such that the power for controlling those activities which most significantly impact the economics of the business is in fact shared. Some examples of those activities which require the consent of each of the parties include, but are not limited to the following:
•	the appointment of the CEO and CFO,

•	entering in material employment agreements,

•	adoption of annual budget,

•	adoption of business plan,

•	approval of related party transactions,

•	entering into contracts of $1 million or more.
Previously, under Fin 46R, the Company was considered the primary beneficiary since it held a 51% economic interest and absorbed the majority of the expected losses.
In future filings we will explain in detail why the Company is no longer required to consolidate TV Guide.

Lions Gate Entertainment Corp. File No. 001-14880
Note 7. Finite-Lived Intangible Assets and Other Assets, page F-17
Comment 5: We note from your disclosures included in Note 7 that the Company’s equity in earnings of Studio 3 Partners, LLC was significant in relation to the Company’s results of operations for fiscal 2010. We also note that its financial statements have been included in Exhibit 99.1 to Form 10-K. Please revise future filings to include in the notes to the financial statements summarized financial information for this investee as required by Rule 4-08(g) of Regulation S-X and ASC Topic 323-10-50-3.
Response: We will include in the notes to the financial statements summarized financial information for Studio 3 Partners, LLC as required by Rule 4-08(g) of Regulation S-X and ASC
Topic 323-10-50-3 in future filings beginning with our Form 10-Q for the quarter ended June 30, 2010.
Note 15. Capital Stock, page F-29
Stock Options
Comment 6: We note from the disclosure in footnote (2) to the table on page F-31 that in connection with the acquisition of Mandate Pictures, two executives entered into employment agreements with LGF and were granted an aggregate of 600,000 stock options, 200,000 of which vested and 400,000 options of which are vesting over a one-to three year period. Please tell us how the Company accounted for these stock option grants in its financial statements and explain the basis or rationale for the treatment used. We may have further comment upon receipt of your response.
Response: The options consisted of 500,000 options which vest in increments of 100,000 per year over five years granted to one executive and 100,000 options granted to another executive which vest at the end of the three years from the date of grant. The options are being accounted for consistent with our other option grants. The fair value of the options was determined at the date of grant under the black-scholes option pricing model and is being expensed over the service period (i.e. vesting period) in accordance with ASC 718. We will revise the disclosures in future filings to more clearly describe the terms and disclose how these grants are being accounted for in the financial statements.
Note 24. Quarterly Financial Data (Unaudited)
Comment 7: We note from the disclosures included in Note 24 that the Company’s quarterly results of operations fluctuated significantly during both fiscal 2009 and fiscal 2010. To the extent these fluctuations in the Company’s quarterly results are due to any material unusual items that occurred during the periods, please revise the notes to the financial statements in future filings to describe the nature and amounts of such items. Refer to the guidance outlined in Item 302 of Regulation S-K.

Lions Gate Entertainment Corp. File No. 001-14880
Response: In our future filings, we will include in our disclosure of the Company’s quarterly results a description of the nature and amounts of any fluctuations due to material unusual items that occurred during the periods as outlined in Item 302 of Regulation S-K, beginning with our Form 10-K for the year ended March 31, 2011.
Other
Comment 8: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Response:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,
/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer Wayne Levin, Esq. Adrian Kuzycz, Esq. David J. Johnson, Jr., Esq.